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
INTERNATIONAL BANK FOR RECONSTRUCTION           1818 H Street N.W.           (202) 522-1588; (202) 477-1234

AND DEVELOPMENT                                 Washington, D.C. 20433       Cable Address:  INTBAFRAD
                                                U.S.A.

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                                                                 FILE NO. 1-3431
                                                                 REGULATION BW
                                                                 RULE 3



                                                                 May 2, 2001


VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         Attached please find a Report dated May 2, 2001 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's U.S. Dollar 150,000,000 Callable 5.125% Notes due May 21, 2004, issued under the Bank's Global Debt Issuance Facility.



                                                          Sincerely yours,

                                                          /s/ Scott B. White

                                                          Scott B. White
                                                          Chief Counsel, Finance




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